Exhibit 12.1
BIOGEN IDEC INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

	Years Ended December 31,

	2004	2003	2002

	(In thousands, except ratios)
Income before income tax provision (benefit)	$64,093	$(880,624)	$231,522
Fixed charges:
Interest expense and amortization of original issue discount on all indebtedness	18,499	15,105	16,073
Interest included in rent expense	5,312	1,943	1,541
Total fixed charges	23,811	17,048	17,614
Income before income tax provision (benefit) and fixed charges	87,904	(863,576)	249,136
Ratio of earnings (loss) to fixed charges	3.69	—	14.14

(1)	The ratio of earnings to fixed charges was computed by dividing earnings (loss) before income taxes and fixed charges by fixed charges for the periods indicated. Fixed charges include (i) interest expense and amortization of original issue discount on all indebtedness and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense.